EXHIBIT 23.17

April 5, 2012

VIA SEDAR

TO:	All Applicable Securities Regulatory Authorities

AND TO:	Vista Gold Corp.

Dear Sirs/Mesdames:

Re:          Vista Gold Corp. (the “Company”)

Short Form Base Shelf Prospectus — Consent of Expert

In connection with the Company’s short form base shelf prospectus dated March 17, 2012 and any amendment thereto and all documents incorporated by reference therein, including, but not limited to, the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (collectively, the “Prospectus”), I, David Kidd, hereby consent to the use of my name in the Prospectus in connection with references to my involvement in the preparation of a technical report entitled “Feasibility Study Update, NI 43-101 Technical Report, Vista Gold Corp., Paredones Amarillos Gold Project, Baja California Sur, Mexico” dated September 1, 2009 (the “Technical Report”) and to references to the Technical Report, or portions thereof, in the Prospectus and to the inclusion and incorporation by reference of information derived from the Technical Report in the Prospectus.

I confirm that I have read the Prospectus, and I have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

I assisted with the Technical Report for the Company, portions of which are summarized in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).

I hereby consent to the incorporation by reference in the Company’s Registration Statement on Form S-3 and in the related Prospectus of the Company of the summary information concerning the Technical Report, including the reference to me included with such information, as set forth above in the Form 10-K.

Yours truly,

/s/ David Kidd
David Kidd